Exhibit 99.1

Amber International Holding Limited to Report Fiscal Year 2024 Financial Results and Host Earnings Call on April 28, 2025

SINGAPORE, April 21, 2025 — Amber International Holding Limited (Nasdaq: AMBR) (“Amber International” or the “Company”), a leading provider of institutional crypto financial services and solutions, today announced that it will release its unaudited financial results for the fiscal year ended December 31, 2024, before U.S. markets open on Monday, April 28, 2025, at 7:00 a.m. Eastern Time.

Amber International’s senior management will host an earnings conference call to discuss the financial results and corporate developments at 8:00 a.m. Eastern Time on the same day.

Earnings Conference Call Information:

Please use one of the following teleconferencing numbers to participate in the call and reference the ID number 13753493. The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:
Toll Free: 1-877-407-0784
Toll/International: 1-201-689-8560

The conference call will also be available via a live webcast at

https://viavid.webcasts.com/starthere.jsp?ei=1717116&tp_key=f464eb896f

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671
Replay Pin Number: 13753493

A replay of the call will be available on Monday, April 28, 2025, after 12:00 PM ET through Monday, May 12, 2025 at 11:59 PM ET.

The Company’s earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International's website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name "Amber Premium", is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io.

Media & Investor Contacts

In Asia:
Amber International Holding Limited
Serena Wang
Tel: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io | amber@paradigmconsulting.com.hk

In the United States:
International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
Email: amber@iecapitalusa.com